Hotels By Day

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
HBD LLC (4831)	155.69
HBD LLC (6794)	13,866.04
Paypal	1,483.26
Total Bank Accounts	**$15,504.99**
Accounts Receivable	
Accounts Receivable (A/R)	42,157.43
Total Accounts Receivable	**$42,157.43**
Other Current Assets	
Prepaid Expenses	8,250.00
Startup Costs	123,755.38
Total Other Current Assets	**$132,005.38**
Total Current Assets	**$189,667.80**
TOTAL ASSETS	**$189,667.80**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Bank of America 4388/0575/7654	46,072.20
Corp Card (2678)/6109/2377	9,993.22
Corp Card 9571/2171	2,842.25
Total Credit Cards	**$58,907.67**
Other Current Liabilities	
Payroll Taxes Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$58,907.67**
Long-Term Liabilities	
Notes Payable	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$58,907.67**
Equity	
Opening Balance Equity	159,704.17
Retained Earnings	-7,549.35
Wefunder Investors	81,696.20
Net Income	-103,090.89
Total Equity	**$130,760.13**
TOTAL LIABILITIES AND EQUITY	**$189,667.80**